Law Offices of Craig V. Butler
300 Spectrum Center Drive, Suite 300
Irvine, California 92618Telephone No. (949) 484-5667 ● Facsimile No. (949) 209-2545www.craigbutlerlaw.comcbutler@craigbutlerlaw.com

February 1, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Hillary Daniels and Steve Lo

Re:
WEED, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 16, 2017
File No. 333-219922

Dear Ms. Daniels and Mr. Lo:

We herein provide the following responses to your comment letter dated December 1, 2017, regarding the above-mentioned Amendment No. 1 to Registration Statement on Form S-1 (the “Original Filing”) for WEED, Inc. (the “Company”). I have summarized your comments in bold followed by the Company’s response. The Company will be filing an amended Form S-1/A2 in conjunction with this comment response to address the comments (the “Amended Filing”).

General

1.
Please provide us with a computation of your “public float,” calculated in accordance with paragraph (2) of the definition of “smaller reporting company” contained in Rule 405, in order to confirm that you are appropriately classified as a smaller reporting company. In the alternative, please revise your disclosure on the cover page and throughout your filing to provide the disclosure required by Form S-1 for companies that are not smaller reporting companies.

According to paragraph (2) of Rule 405, a company filing an initial registration statement under the Securities Act or the Exchange Act for shares of its common equity is a “smaller reporting company” if it had a “public float” of less than $75 million as of a date within 30 days of the date of the filing of the registration statement, with the “public float” being determined by multiplying the aggregate worldwide number of shares held by non-affiliates before the registration. Here, the Company has 24,202,422 shares held by non-affiliates. The highest closing price for the Company’s common stock on OTC Markets in the 30 days prior to filing the Original Filing was $1.20, which would give the Company a “public float” of $29,042,907. Utilizing the proposed maximum offering price $1.00 on the cover page of the Original Filing, as amended, the Company would have a “public float” of $24,202,422. Both calculations classify the Company as a “smaller reporting company” since they are under the $75 million threshold set forth in Rule 405.

Selling Shareholders, page 9

Law Offices of Craig V. Butler
Hillary Daniels and Steve Lo
United States Securities and Exchange Commission
Division of Corporation Finance
February 1, 2018

2.
We note your response to comment 5 and your deletion of Daniel Breen from the selling shareholders table. It appears to us that Daniel Breen is still a beneficial owner of the 37,151 shares jointly held by Daniel Breen and Ryan Breen. Please revise your selling shareholder table to also include Daniel Breen as a selling shareholder or advise us as appropriate.

The Company has reinserted a line for “Daniel J Breen/Ryan Breen” showing 37,151 shares in the Selling Shareholders table in the Amended Filing. The Company has also included those same 37,151 shares in Ryan Breen’s individual ownership in the Selling Shareholders table. The Company has inserted a footnote indicating Ryan Breen’s individual ownership and shares registered amounts include the same shares as those in the “Daniel J Breen/Ryan Breen” row in order to avoid confusion and so it is clear those shares are not being counted twice.

Competition, page 19

3.
We note your response to comment 7. Please revise to address the methods of competition in your industry.

The Company has made revisions in the Amended Filing to address the above statement.

Financial Statements

Index to Financial Statements, page F-1

4.
Please update the interim financial statements and related disclosures. Refer to Rule 8-08 of Regulation S-X.

The Company has included the financial statements for the periods ended September 30, 2017 and September 30, 2016, as well as related management's discussion and analysis of financial condition and results of operations disclosure, in the Amended Filing. Additionally, the Company has deleted the financial statements and related management's discussion and analysis of financial condition and results of operations for the three and six months ended March 31, 2017 and June 30, 2017.

Financial Statements for the Years Ended December 31, 2016 and 2015

Note 8 – Commitments and Contingencies, page F-13

5.
We read your response to comment 10. On pages F-13 and F-29, you indicate that you subsequently closed on the property on July 27, 2017. However, on page F-44 and in your response, you indicate that you do not currently have sufficient resources to close on the purchase. Please revise to clarify your disclosures.

Law Offices of Craig V. Butler
Hillary Daniels and Steve Lo
United States Securities and Exchange Commission
Division of Corporation Finance
February 1, 2018

The Company has corrected this disclosure in the Amended Filing. In the prior filing the Company mistakenly stated the New York property closed on July 27, 2017, but that was the date the Colorado property closed. The Company has not closed on the New York property.

Management’s Discussion and Analysis or Plan of Operation

Overview, page 26

6.
We note your statement that “the gene-based breeding program will facilitate and accelerate … new therapies for migraines, epilepsy, cancer, PTSD, chronic head injury ….” Please revise to provide the reasonable basis for your statement or revise to delete your statement as appropriate.

The subject disclosure has been revised in the Amended Filing.

Liquidity and Capital Resources for Six Months ended June 30, 2017 …, page 32

7.
Please revise to indicate your amount of working capital as of June 30, 2017.

The Company has indicated the amount of working capital it had as of September 30, 2017 in the Amended Filing since the period ended September 30, 2017 is the one that is now presented.

Certain Relationships and Related Transactions, page 44

8.
We note your response to comment 15 and reissue the comment. Please revise to indicate the advances received from your Chief Executive Officer along with the dates of those advances. Also revise to indicate the amount outstanding as of the latest practicable date. Finally, revise to indicate the amount of principal paid during the noted periods.

The Company has provided the requested information in the Amended Filing.

Part II

Recent Sales of Unregistered Securities, page I-1

9.
We note your response to comment 16 and we reissue the comment. Please revise your disclosure to briefly state the facts relied upon to make the Section 4(a)(2) exemption available for each of the unregistered sales.

The Company has revised the disclosure in the Amended Filing to state the facts relied upon for the use of the Section 4(a)(2) exemption for each issuance of securities.

Law Offices of Craig V. Butler
Hillary Daniels and Steve Lo
United States Securities and Exchange Commission
Division of Corporation Finance
February 1, 2018

Exhibits

10.
We note your response to comment 17. As previously requested, please file the form of stock warrant certificate or advise us why it does not need to be filed. See Item 601(b)(4) of Regulation S-K.

The Company does not have a form of warrant certificate and does not utilize warrant certificates for its outstanding warrants.

Company’s Statements

●
The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.

Law Offices of Craig V. Butler
Hillary Daniels and Steve Lo
United States Securities and Exchange Commission
Division of Corporation Finance
February 1, 2018

[WEED, Inc. Letterhead]

February 1, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Hillary Daniels and Steve Lo

Re:
WEED, Inc.
Registration Statement on Form S-1
Filed August 11, 2017
File No. 333-219922

Dear Ms. Daniels and Mr. Lo:

WEED, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on February 1, 2018:

Company’s Statements

●
The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

/s/ Glenn E. Martin
Glenn E. Martin
Chief Executive Officer